UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

BLUE SQUARE – ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 177 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

BLUE SQUARE - ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel

Dear Shareholder,

        You are cordially invited to attend an Annual General Meeting of Shareholders of Blue Square – Israel Ltd. (the “Company”) to be held at 10:00 A.M., Israel time, on April 26, 2007, at the Company’s offices at 2 Amal Street, Rosh Ha’ayin, Israel. The purposes of this meeting are to receive and consider the Directors’ Report and Financial Statements of the Company for the fiscal year ended December 31, 2005, to elect directors to the Company’s Board of Directors and to appoint auditors for the year 2007. The Company’s Board of Directors recommends that you vote “FOR” the proposals, as specified on the enclosed form of proxy.

        We look forward to greeting personally those Shareholders who are able to be present at the shareholder meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than two (2) business days prior to the meeting. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

        Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to the Company’s offices. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

        Thank you for your continued cooperation.

Very Truly Yours, David Weissman Chairman of the Board

Tel-Aviv, Israel
March 26, 2007

BLUE SQUARE - ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that an Annual General Meeting of Shareholders of Blue Square – Israel Ltd. (the “Company”) will be held at 10:00 A.M., Israel time, on April 26, 2007, at the Company’s offices at 2 Amal Street, Rosh Ha’ayin, Israel in order to adopt the following resolutions or to consider the following items:

1.	To receive and consider the Directors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2005;

2.	To elect directors to the Board of Directors of the Company; and

3.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company’s auditors for the year 2007; to authorize the Board of Directors and the Audit Committee to determine the auditors’ fees; and to inform the shareholders the aggregate compensation paid to the auditors for the year ended December 31, 2006.

        In addition, the Shareholders may consider and act upon such other business as may properly come before the shareholder meeting and any adjournment thereof.

        Shareholders of record at the close of business on March 22, 2007 are entitled to notice of, and to vote at, the shareholder meeting and any adjournment thereof. Shareholders who are unable to attend the meeting in person are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than two (2) business days prior to the meeting. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

        Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, the vote of the first of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares. For this purpose, the first joint shareholder shall be the person whose name is entered first in the Company’s Register of Shareholders.

By Order of the Board of Directors, David Weissman Chairman of the Board

Tel-Aviv, Israel
March 26, 2007

BLUE SQUARE - ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel

PROXY STATEMENT
For the Annual General Meeting of Shareholders to be held on April 26, 2007

        This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.0 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York (“BONY”), of Blue Square – Israel Ltd. (the “Company” or “Blue Square”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “General Meeting”), to be held on, April 26, 2007, at 10 A.M. (Israel time) at the offices of the Company, 2 Amal Street, Rosh Ha’ayin, Israel, or at any adjournments thereof.

        It is proposed at the General Meeting to adopt the following resolutions or to consider the following items:

1.	To receive and consider the Directors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2005;

2.	To elect directors to the Board of Directors of the Company; and

3.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company’s auditors for the year 2007; to authorize the Board of Directors and the Audit Committee to determine the auditors’ fees; and to inform the shareholders the aggregate compensation paid to the auditors for the year ended December 31, 2006.

        The Company currently is unaware of any other matters that may be raised at the General Meeting.

        A form of proxy for use at the General Meeting and a return envelope for the proxy are enclosed. By appointing “proxies,” shareholders may vote at the General Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least two business days prior to the General Meeting, all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the General Meeting or any adjournment thereof. Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BONY (in the case of holders of ADRs), a written notice of revocation or duly executed proxy bearing a later date.

        The Board of Directors of the Company is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to shareholders and ADR holders on or about March 26, 2007. In addition to solicitation of proxies by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation thereof, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling, and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs. As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended (the “1934 Act”), related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

        Only shareholders and ADR holders of record at the close of business on March 22, 2007 shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on March 22, 2007, the Company had outstanding 41,275,132 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the General Meeting. Two or more shareholders holding shares conferring in the aggregate at least 50% of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the same day in the next week, at the same time and place. At such reconvened meeting, any one shareholder present in person or by proxy, shall constitute a quorum regardless of the number of shares represented.

        Each of the resolutions to be presented at the General Meeting requires the affirmative vote of at least a majority of the voting power represented at the General Meeting in person or by proxy and voting on the matter presented.

        The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

        The following table sets forth certain information as of, March 22, 2007, concerning (i) the persons or entities known to the Company to beneficially own 5% or more of the Company’s outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by directors and officers of the Company as a group.

Directors, Officers and 5% Shareholders	Ordinary Shares Beneficially Owned Number of shares	Percent

Bronfman-Alon Ltd. (1)
Tzarfat Building, Yakum Euro Park, Kibbutz Yakum, Israel	29,949,842	72.56%

Directors and Officers of the Company as a group
(consisting of 22 persons) (2)	0	0%

(1) Bronfman-Alon is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd., which is a wholly owned subsidiary of Dor Food Chains Holdings Ltd., a wholly owned subsidiary of Alon-Israel Oil Company Ltd. (“Alon”). To the Company’s best knowledge, Alon is owned approximately 34.65% by nine collective acquisition entities of kibbutzim in Israel, approximately 26.14% by Africa Israel Trade and Agencies Ltd., a subsidiary of Africa Israel Investments Ltd., a public company traded on the Tel Aviv Stock Exchange, and approximately 39.21% are held together by Bielsol Investments (1987) Ltd. and Mr. David Wiessman. To the Company’s best knowledge, Mr. Lev Leveiv is the controlling shareholder of Africa Israel. To the Company’s best knowledge, Bielsol Investments (1987) Ltd. is controlled by David Wiessman and the family of Advocate Biran.

(2) Does not take into account Ordinary Shares that directors of the Company may be deemed to beneficially own by virtue of their interest in, or relationship with, Bronfman-Alon Ltd.

ITEM 1 – CONSIDERATION OF THE DIRECTORS’ REPORT AND FINANCIAL STATEMENTS

        At the General Meeting, the Directors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2005 will be presented, reviewed and considered.

ITEM 2 – ELECTION OF DIRECTORS

        The Board of Directors has nominated the six (6) persons named and described below to be elected as directors, in addition to the Company’s two external directors, David Alphandary and Uzi Baram, constituting the entire Board of Directors. All of the nominees currently serve as directors of the Company. The current shareholding of Bronfman-Alon Ltd. empowers it to elect all of the Company’s directors.

        Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees, to hold office until the next General Meeting and until his/her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

        The following information supplied with respect to each person nominated and recommended to be elected to the Board of Directors of the Company is based upon the records of the Company and information furnished to it by the nominees.

        The nominees to serve on the Board of Directors of Blue Square are:

Name	Age	Position

David Wiessman	52	Chairman of the Board of Directors
Yitzhak Bader	61	Director
Erez Meltzer	50	Director
Shaul Gliksberg	45	Director
Shlomo Even	50	Director
Diana Bogoslavsky	48	Director

        David Wiessman has served as Chairman of our board of directors from November 15, 2005. Mr. Wiessman is also the Chairman of the Board of Directors of BSIP since March 12, 2007. In addition, Mr. Wiessman is currently the President and Chief Executive Officer of Alon Israel Oil Company Ltd. and President and Executive Chairman of Dor Alon Energy In Israel (1988) Ltd., Chief Executive Officer of Bielsol Investments (1987) Ltd., Chairman of the Board of Bronfman-Alon, Executive Chairman of Alon U.S.A. Energy, Inc. and holds director and/or officer positions in other companies affiliated with the foregoing Alon entities, both in Israel and the United States. Mr. Wiessman is a member of the Compensation Committee of Blue Square.

        Yitzhak Bader has served as our director from June 2003. Mr. Bader is currently Chief Executive Officer of Granot, a purchasing organization of the kibbutzim. He is also Chairman of the Board of Directors of Alon Israel Oil Company Ltd. and Dor Alon Energy In Israel (1988) Ltd., and a director in Bronfman-Alon, BSIP, Dor Gas Ltd., Dor Alon Operating Service Stations Ltd., Dor Alon Gas Technologies Ltd., Alon USA Energy, Inc., Alon USA Operating, Inc., Alon USA GP, LLC, Alon USA Capital Inc., Alon Assets Inc., Alon USA Inc., Pri-Gat Ltd., entities under control of Granot, and One Technologies Software (ASD) Ltd.

        Erez Meltzer has served as our director since August 2006. Mr. Meltzer is currently Chief Executive Officer of Africa Israel Investments Ltd. Mr. Meltzer serves as a director in various publicly and closely held (private) companies. Mr. Meltzer served from 2001 to 2006 as President and Chief Executive Officer of Netafim Ltd., and prior to that he served as the President and Chief Executive Officer of Creo Scitex Ltd. Mr. Meltzer holds a B.A. degree in Math and Economics from the Hebrew University in Jerusalem and MBA from Boston University.

        Shaul Gliksberg has served as our director since November 2005. He is currently the Chief Financial Officer of Africa Israel Investments Ltd. He is also Chairman of the Board of Directors of Peanuts and Cotton Marketing Co., Kol Rega Radio Ltd., TTT Communications Ltd. and Hassadeh ve Matah Ltd. and various companies affiliated with Dor Alon Group. In addition, Mr. Gliksberg serves as a director in Alon Israel Oil Company Ltd., Dor Alon Energy In Israel (1988) Ltd., Alon U.S.A. Inc., Alon U.S.A. Energy Inc., and in numerous other companies affiliated with the Dor Alon Group and with the Africa Israel group.

        Shlomo Even has served as our director since June 2003. Mr. Even is currently an accountant and partner of the accounting firm of Tiroshi Even, and a director of Super Sol Bielsol Investments Ltd., Alon Israel Oil Company Ltd., Dor Alon Energy In Israel (1988) Ltd. and Alon Dor Operating Service Stations Ltd. and other companies. Mr. Even is a member of the Audit Committee of Blue Square.

        Diana Bogoslavsky has served as our director since March 2006. She has served as the Chief Executive Officer of Mishkei Emek Hayarden and the Regional Plants since 2005. From 1996 to 2004, Ms. Bogoslavsky served as Manager of the Economic Department of Brit Hapikuach (the Supervision Alliance). From 2000 to 2004, Ms. Bogoslavsky also served as a member of the management of Brit Hapikuach and as the Chairmen of the Board of Jenny Company, a subsidiary of Brit Hapikuach. From 1993 to 1996, Ms. Bogoslavsky served as Bank Mizrahi representative in Argentina. Ms. Bogoslavsky currently serves as a director in the Union of the Kibbutzim Industry and a director in several others companies. Ms. Bogoslavsky holds a Masters Degree in Economics and Business Management (specializing in financing) and B.A. in Economics and Administration from Midreshet Rupin in the Hefer Valley in Israel. Currently, Ms. Bogoslavsky is a candidate for a Ph.D in economics from the Hebrew University in Jerusalem.

        It is proposed that at the General Meeting, the following Resolution be adopted:

“RESOLVED, that David Wiessman, Yitzhak Bader, Erez Meltzer, Shaul Gliksberg, Shlomo Even and Diana Bogoslavsky be, and hereby are, each elected to hold office as a director of the Company until the close of the next annual general meeting.”

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

        The Board of Directors recommends a vote FOR the nominees to the Board of Directors.

Independent-External Directors

        Companies Law Requirements. Under the Israeli Companies Law, 1999 (the “Companies Law”), public companies are required to elect two external directors who must meet specified standards of independence. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with us, any entity controlling us or any entity controlled by or under common control with us. The term “affiliation” includes:

—	an employment relationship;
—	a business or professional relationship maintained on a regular basis;
—	control; and
—	service as an office holder.

        No person can serve as an external director if the person’s position or other business create, or may create, conflict of interests with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

        External directors are elected by a majority vote at a shareholders’ meeting. The votes in favor of the election must include either (i) at least one third of the votes of the shareholders attending and voting who are non controlling shareholders of the company, without taking abstentions into account or (ii) the total vote of such non controlling shareholders who vote against the election represent 1% or less of all of the voting rights in the company. External directors serve for a three year term, which may be renewed for only one additional three year term. External directors can be removed from office only by the same special majority vote of shareholders required to elect them, or by court order. External directors may be removed from office only if they cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

        If, when an external director is elected, all members of the board of directors of a company are of one gender, the external director to be elected must be of the other gender.

        Any committee of the board of directors must include at least one external director, except the audit committee, which must include all external directors. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such person’s service.

         As of March 22, 2007, David Alphandary and Uzi Baram served as the Company’s external directors.

        New York Stock Exchange Requirements. The Company is subject to the rules of the NYSE applicable to listed companies that are foreign private issuers. Under such NYSE rules, each member of the Company’s audit committee must be independent. See “- Audit Committee” below for a description of the independence standard under the New York Stock Exchange rules as applicable to foreign private issuers.

Audit Committee

        Companies Law Requirements. Under the Companies Law, a public company must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding the chairman of the board of directors, the general manager, the chief executive officer, a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis. The role of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company’s independent accountants, and suggest appropriate course of action. The audit committee also determines whether to approve certain actions and transactions with related parties. Arrangements regarding compensation of directors require the approval of the audit committee, the board of directors and the shareholders.

        New York Stock Exchange Requirements. Under the NYSE rules as applicable to foreign private issuers, the Company is required to have an audit committee that satisfies the requirements of Rule 10A-3 of the 1934 Act. The responsibilities of an audit committee under these NYSE rules include being directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

        The independence requirements of Rule 10A-3 of the 1934 Act implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

        The definition of “affiliate” for non-investment companies is “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” The term “control” is intended to be consistent with the other definitions of this term under the 1934 Act, as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” A safe harbor has been adopted under the rule, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer. There are also certain limited exceptions for an audit committee member who also sits on the board of directors of an affiliate to a listed issuer, so long as, except for being a director on such board of directors, the audit committee member otherwise meets the independence requirements for each entity.

        Corporate Governance. The Company includes on its web site a statement containing a general description of the significant ways in which the Company’s corporate governance practices differ from those required of U.S. domestic companies under NYSE standards. This statement can be accessed on the Company’s web site at <www.bsi.co.il/en/index.asp> (under “Investor Information”).

        As of March 22, 2007, the members of the Audit Committee were David Alphandary, Uzi Baram and Shlomo Even.

ITEM 3 – APPOINTMENT OF AUDITORS

        Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, has been nominated by the Board of Directors of the Company for appointment as the auditors of the Company for the year ending December 31, 2007. Kesselman & Kesselman are the Company’s current auditors and have no relationship with the Company or with any affiliate of the Company, except as auditors.

        It is proposed that at the General Meeting the following resolution be adopted:

        “RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the auditors of the Company for the year 2007, and that the Board of Directors, upon recommendation of the Audit Committee be, and hereby is, authorized to determine the fees of the said auditors.”

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

        The Board of Directors and the Audit Committee recommend a vote FOR approval of the proposed resolution.

OTHER BUSINESS

        Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

David Wiessman
By Order of the Board of Directors
Chairman of the Board
Dated: March 26, 2007